UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 42)*

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
(Name of Issuer)
_________________________

COMMON STOCK, Par Value $1 Per Share
(Title of Class of Securities)
_________________________

390064 10 3

(CUSIP Number)
_________________________

John D. Barline, Esq.
Williams, Kastner & Gibbs, LLP
1301 A Street, Suite 900
Tacoma, Washington 98402
(253) 552-4081

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
_________________________

Copy to:

Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
_________________________

October 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Warenhandelsgesellschaft KG 51-0235841
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 23,136,100A
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 23,136,100A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,136,100A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) PN

A
BENEFICIAL OWNERSHIP OF 640,729 SHARES OF COMMON STOCK HELD BY ECP (AS DEFINED BELOW) IS BEING REPORTED HEREUNDER BECAUSE TENGELMANN (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY TENGELMANN THAT IT IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Verwaltungs- und Beteiligungs GmbH
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 23,136,100A
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 23,136,100A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,136,100A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 640,729 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW).  THE BENEFICIAL OWNERSHIP OF 640,729 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE TVB (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY TVB THAT IT IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emil Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 640,729
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 640,729
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,729
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Wilhelm Erich Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 701,001A
	(8)	SHARED VOTING POWER 23,136,100B
	(9)	SOLE DISPOSITIVE POWER 701,001A
	(10)	SHARED DISPOSITIVE POWER 23,136,100B
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,837,101A, B
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A	INCLUSIVE OF OPTIONS TO PURCHASE 459,511 SHARES OF THE COMPANY’S COMMON STOCK.
B
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 640,729 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW), BUT EXCLUSIVE OF 500 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF CH (AS DEFINED BELOW) IN RESPECT OF WHICH CH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.  THE BENEFICIAL OWNERSHIP OF 640,729 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE CH (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY CH THAT HE IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karl-Erivan Warder Haub ###-##-###
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 12,000
	(8)	SHARED VOTING POWER 23,136,100A
	(9)	SOLE DISPOSITIVE POWER 12,000
	(10)	SHARED DISPOSITIVE POWER 23,136,100A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,148,100A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 640,729 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW).  THE BENEFICIAL OWNERSHIP OF 640,729 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE KEH (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY KEH THAT HE IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erivan Karl Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 290,100
	(8)	SHARED VOTING POWER 23,136,100A
	(9)	SOLE DISPOSITIVE POWER 290,100
	(10)	SHARED DISPOSITIVE POWER 23,136,100A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,426,200A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 640,729 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW), BUT EXCLUSIVE OF 15,550 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF EKH (AS DEFINED BELOW) IN RESPECT OF WHICH EKH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.  THE BENEFICIAL OWNERSHIP OF 22,495,371 SHARES OF COMMON STOCK HELD BY TENGELMANN AND 640,729 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE EKH (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH TENGELMANN AND ECP BENEFICIALLY OWN.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY EKH THAT HE IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY TENGELMANN OR ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

This Amendment No. 42 amends the statement on Schedule 13D by Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”); Tengelmann Verwaltungs- und Beteiligungs GmbH (“TVB”); Erivan Karl Haub (“EKH”); Karl-Erivan Warder Haub (“KEH”); and Christian Wilhelm Erich Haub (“CH”) filed with the Securities and Exchange Commission (the “Commission”) as heretofore amended and restated on August 15, 2008 (the “Statement”).  This Amendment is also filed by Emil Capital Partners, LLC (“ECP”).

This Amendment relates to the Common Stock, par value $1 per share (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”).  The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Items 2, 3, 4 and 5 of the Statement are hereby amended as follows below. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Statement.

Item 2.                      Identity and Background

(a) - (c); (f)

The names of the persons filing this Statement (the “Reporting Parties”) are the following: Tengelmann, a limited partnership organized under the laws of the Federal Republic of Germany; TVB, a limited liability company authorized under the laws of the Federal Republic of Germany; ECP, a limited liability company authorized under the laws of Delaware; EKH; KEH; and CH .  The address of the principal office of both Tengelmann and TVB is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  The address of the principal office of ECP is 2 Paragon Drive, Montvale, NJ, 07645.  EKH is a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  KEH is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  CH is a citizen of the United States and the Federal Republic of Germany whose business address is 2 Paragon Drive, Montvale, New Jersey 07645.

Tengelmann is engaged in general retail marketing.  It owns, operates and has investments in, through affiliated companies and subsidiaries, several chains of stores, which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries and the United States.  The general partners of Tengelmann are TVB, and two of EKH’s sons: KEH and CH.  KEH and CH are co-Chief Executive Officers and Managing Directors of Tengelmann.  Tengelmann’s limited partners are EKH and Georg Rudolf Otto Haub (“GH”), EKH’s third son.  GH is a Managing Director of a company affiliated with Tengelmann and a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  EKH owns 6% of the economic and voting interests of Tengelmann, with the remainder equally divided among KEH, CH and GH.

TVB is the sole managing partner of Tengelmann.  By virtue of the articles of association of Tengelmann, TVB has the exclusive right to direct Tengelmann and is solely responsible for its conduct.  TVB, whose only shareholders are EKH and his three sons, is not an operating company.  KEH and CH are the only Managing Directors (“Co-CEOs”) of TVB.

ECP is engaged primarily as an investment, management and consulting entity of the Tengelmann group, currently focused on business activities in the United States of America and Canada.  Tengelmann holds 100% of the outstanding membership interests of ECP.

CH is and has been a member of the Board of Directors of the Company since December 3, 1991.  CH has served as Chairman of the Board of Directors of the Company since May 1, 2001 and Chair of the Executive Committee of the Company since August 15, 2005.  CH served as Chief Executive Officer of the Company from May 1, 1998 through August 15, 2005.  In addition, CH served as President of the Company from December 7, 1993 through February 24, 2002, and from November 4, 2002 through November 15, 2004.

(d) - (e)

None of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any director of TVB, any partner of Tengelmann or any manager of ECP, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration

Since August 13, 2008, ECP has acquired 640,729 shares of Common Stock for an aggregate purchase price of $9,301,922.60.  The funds used by ECP to purchase all such shares were obtained from the cash at hand or working capital of ECP.  Prior to August 14, 2008, ECP did not hold any shares of Common Stock.

Since August 13, 2008, EKH has acquired 15,000 shares of Common Stock for an aggregate purchase price of $91,550.00.  Since August 13, 2008, KEH has acquired 2,000 shares of Common Stock for an aggregate purchase price of $12,034.80.  The funds used by EKH and KEH to purchase all such shares consisted of their respective personal funds.

The shares of Common Stock being beneficially owned by Tengelmann, TVB, KEH, CH, and EKH (other than the shares referred to in the previous paragraph) were acquired by Tengelmann, KEH, CH and EKH in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D.

Item 4.                      Purpose of Transaction

Tengelmann and ECP hold the shares of Common Stock they own as an investment.  Except for CH serving as Executive Chairman of the Company, and Dr. Andreas Guldin (who was from July 2005 until April 2007 Senior Executive Vice President (Corporate Finance) and Co-chief financial officer of Tengelmann, and since May 2007 has been Managing Director of US Corporate Development of Tengelmann and serves as Chief Executive Officer of ECP), serving as Executive Managing Director, Strategy & Corporate Development and a member of the Board of Directors of the Company (the “Board”), Tengelmann does not participate in the day-to-day management of the Company, and it does not have any present intention to increase its participation in the day-to-day management.  Tengelmann reserves the right, however, to increase its participation in the day-to-day management of the Company, to the extent it deems such participation appropriate, and the size of its holdings of Common Stock gives it power to do so.

On July 7, 2008, Tengelmann submitted for filing on July 8, 2008, a Notification and Report Form (the “HSR Filing”) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) with respect to an acquisition by Tengelmann of additional shares of Common Stock that could result in Tengelmann’s Outstanding Percentage Interest exceeding fifty percent.  On August 7, 2008, the applicable waiting period of the acquisition of additional shares of Common Stock by Tengelmann expired.

Tengelmann and the Company are parties to a Stockholder Agreement dated as of March 4, 2007 (a description of which is set forth in Amendment No. 39 to the Statement and is incorporated herein by reference in its entirety and is qualified by reference to the full text of the Stockholder Agreement, a copy of which was filed as Exhibit 1 to Amendment No. 38 to the Statement and is incorporated herein by reference in its entirety) (the “Stockholder Agreement”).  The Stockholder Agreement provides that for so long as Tengelmann’s Outstanding Percentage Interest in the Company (as defined below) is at least 10%, Tengelmann will have the right to designate nominees to the Board in proportion to its Outstanding Percentage Interest.  “Outstanding Percentage Interest” is defined in the Stockholder Agreement and generally refers to the percentage of the total outstanding securities of the Company having the right to vote in any election of members of the Board that is beneficially owned by Tengelmann and its affiliates, without giving effect to decreases attributable to issuances of new equity securities by the Company (subject to specified exceptions).  As a result, the approximately 8.1 million shares of Common Stock issued by the Company in context with the Share Lending Agreements of the Company with Bank of America, N.A. and Lehman Brothers International (Europe) Limited (filed as Exhibits 10.9 and 10.10 to Form 8-K filed by the Company on December 12, 2007, as amended by amendments to these agreements filed as Exhibits No. 10.1 and 10.2 to the Form 8-K filed December 17, 2007) are ignored in determining Tengelmann’s Outstanding Percentage Interest of approximately 48% as of October 16, 2008.

Based on the current trading price of the Common Stock, Tengelmann and ECP expect to acquire additional shares of Common Stock, either on the open market or otherwise.  The actual number of shares of Common Stock to be acquired by Tengelmann and ECP will depend on a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock and the availability of Common Stock, including any blocks of Common Stock and Tengelmann’s evaluation of the benefits to it of gaining additional representation on the Board.

Tengelmann expects to continue to nominate persons for election as directors of the Company in accordance with the corporate governance provisions of the Stockholder Agreement.  In addition, Tengelmann intends to seek to influence the composition of the Board (including by nominating, voting for and soliciting votes in favor of candidates for the Board) and the corporate governance and management and strategy of the Company in general, subject to the corporate governance provisions of the Stockholder Agreement.

Of the nine current directors of the Company, the following four were nominated by Tengelmann:

John D. Barline (“JDB”)
Dr. Jens-Juergen Boeckel (“JJB”)
Christian Wilhelm Erich Haub
Dr. Andreas Guldin (“AG”)

In the event that Tengelmann, ECP or other affiliates of Tengelmann acquire additional shares of Common Stock such that Tengelmann's Outstanding Percentage Interest exceeds 50%, it is Tengelmann’s intention to exercise its rights to designate a majority of members of the Board in accordance with and pursuant to the Stockholder Agreement.  Based on Tengelmann’s current Outstanding Percentage Interest, if Tengelmann, ECP or other affiliates of Tengelmann together acquire approximately 800,000 additional shares of Common Stock, Tengelmann's Outstanding Percentage Interest will exceed 50%.

Tengelmann and ECP regularly review their respective investments in the Company and, depending on the results of any such review, Tengelmann may decide to alter its strategy in respect of its investment in the Company in light of the investment objectives and policies of the Reporting Persons, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.  Subject to the corporate governance provisions of the Stockholder Agreement, the Reporting Parties may in the future exercise any and all of their respective rights as shareholders of the Company, including to cause or facilitate one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  For example, the Reporting Parties may purchase or sell shares of Common Stock in the open market or in private transactions or launch a tender offer for shares of Common Stock.  Subject to the corporate governance provisions of the Stockholder Agreement, the Reporting Parties may also encourage, solicit or vote shares of Common Stock to approve:

•	an extraordinary transaction;

•	a change to the composition or size of the Board or the terms to be served by directors or a nomination to fill an existing vacancy on the Board or a change to the Company’s management;

•	a change to the Company’s business or corporate structure;

•	a change to the Company’s charter or bylaws, including a change which may impede or facilitate the acquisition of control of the Company by any person; or

•
causing the Common Stock, or any other securities of the Company that may be listed on the New York Stock Exchange or any other national securities exchange or quoted on any inter-dealer quotation system, to be delisted from such exchange or no longer be authorized to be quoted on such system, or the registration of any such securities under federal securities laws to be terminated.

Other than contemplated in the HSR Filing or described above, as of the date of this Amendment, none of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any of the members of the Board nominated by Tengelmann has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                     Interest in Securities of the Issuer

(a) - (b)

As of the close of business on October 16, 2008, EKH, TVB, CH, and KEH were or could be deemed to be the beneficial owners (through Tengelmann and ECP) of 23,136,100 shares of Common Stock, constituting approximately 40.1% of the outstanding shares of Common Stock (according to the Form 10-Q filed by the Company on October 14, 2008, there were outstanding 57,663,217 shares of Common Stock as of October 10, 2008) and share the power to vote, or direct the vote of, and the power to dispose and direct the disposition of, such shares.  In addition, as of October 16, 2008, (i) EKH was the direct beneficial owner of 290,100 shares of Common Stock constituting approximately 0.5% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares, (ii) KEH was the direct beneficial owner of 12,000 shares of Common Stock constituting less than 0.1% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares and (iii) CH was the direct beneficial owner of 241,490 shares of Common Stock in addition to options to purchase 459,511 shares of Common Stock constituting approximately 1.2% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares.

As of the close of business on October 16, 2008 to the best knowledge of the Reporting Parties, the directors of the Company suggested for nomination by Tengelmann (other than CH, who is a Reporting Party) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto.  JDB, a citizen of the United States whose business address is Williams, Kastner & Gibbs, LLP, 1301 A Street, Suite 900, Tacoma, Washington 98402, is an attorney of counsel at Williams, Kastner & Gibbs, LLP, a director and corporate secretary of Sun Mountain Resorts, Inc. and a director of Sun Mountain Lodge, Inc., Wissoll Trading Company, Inc., the Le May Automobile Museum and the Company.  JJB, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany, is the chief financial officer of Tengelmann, a member of the Supervisory Board of Kaiser’s Tengelmann AG, chair of the Family Council, chairman of the advisory Board of Fahrzeug-Werke Lueg AG and a director of the Company.  AG, a citizen of the Federal Republic of Germany, whose business address is 2 Paragon Drive, Montvale, NJ 07645, is an Executive Managing Director, Strategy & Corporate Development, a member of the Board of the Company and the Chief Executive Officer of ECP.  AG was previously a Senior Executive Vice President (Corporate Finance) and co-chief financial officer of Tengelmann, a role which he held from July 2005 until April 2007, and from May 2007 has served as Tengelmann’s Managing Director of US Corporate Development.

Except as described in the preceding paragraphs, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 of the Statement or any person who, together with any Reporting Party or any other persons named in Item 2 of the Statement, comprise a group within the meaning of Section 13(d)(3) of the Act, owns beneficially any shares of Common Stock.  Except as described in the preceding paragraphs, each of the Reporting Parties disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by the other Reporting Parties, JDB, AG, JJB or the wives of EKH or CH.  Each of the Reporting Parties expressly declares that the filing of this statement shall not be construed as an admission that such reporting party is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by JDB, AG or JJB.

None of JDB, AG or JJB, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Within the last 60 days, the Reporting Parties have acquired shares of Common Stock of the Company in the following transactions.  All transactions were effected in the open market.

Name of Reporting Party	Transaction Date	Number of Shares	Price per Share ($)
ECP	10/15/2008	100,000	$6.0396	[1]
ECP	10/16/2008	66,900	$5.5198	[2]
KEH	10/15/2008	1,000	$6.32
KEH	10/16/2008	1,000	$5.7148
EKH	10/15/2008	10,000	$6.32
EKH	10/16/2008	5,000	$5.67

____________________

1
The range of prices for the reported transactions was $5.69-$6.47.  Price reflected is the weighted average price for shares purchased.  ECP undertakes to provide upon request by the U.S. Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

[2]
The range of prices for the reported transactions was $5.09-$5.75.  Price reflected is the weighted average price for shares purchased.  ECP undertakes to provide upon request by the U.S. Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

 (d) - (e)

Not applicable.

Item 7.                     Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENGELMANN WARENHANDELSGESELLSCHAFT KG,

by	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner

	by	/s/ Christian Wilhelm Erich Haub
		Name:	Christian Wilhelm Erich Haub
		Title:	Co-CEO
		By:	John D. Barline
Attorney-in-Fact

TENGELMANN VERWALTUNGS- UND BETEILIGUNGS GMBH,

by	/s/ Christian Wilhelm Erich Haub
	Name:	Christian Wilhelm Erich Haub
	Title:	Co-CEO
	By:	John D. Barline
Attorney-in-Fact

EMIL CAPITAL PARTNERS, LLC,

by	/s/ Andreas Guldin
	Name:	Dr. Andreas Guldin
	Title:	CEO
	By:	John D. Barline
Attorney-in-Fact

/s/ Karl-Erivan Warder Haub
Name:	Karl-Erivan Warder Haub
	By:	John D. Barline
Attorney-in-Fact

/s/ Christian Wilhelm Erich Haub
Name:	Christian Wilhelm Erich Haub
	By:	John D. Barline
Attorney-in-Fact

/s/ Erivan Karl Haub
Name:	Erivan Karl Haub
	By:	John D. Barline
Attorney-in-Fact

The Power of Attorney executed by AG authorizing JDB and Dr. Frank Hartmann to sign and file this Amendment, which was filed as Exhibit 24.1 to the Form 3 filed by ECP with the Securities and Exchange Commission on August 19, 2008 is hereby incorporated by reference.

The Powers of Attorney executed by CH and KEH authorizing JDB, Dr. Frank Hartmann and AG to sign and file this Amendment, which were filed as Exhibits 24.1 and 24.2 respectively to the Form 4 filed with the Securities and Exchange Commission on August 12, 2008, by such Reporting Parties are hereby incorporated by reference.

The Power of Attorney executed by EKH authorizing JDB to sign and file this Amendment on his behalf, which was filed as Exhibit 2 to Amendment No. 34 to the Statement filed with the Securities and Exchange Commission on May 15, 1997, by such Reporting Party is hereby incorporated by reference.

October 20, 2008

Persons Named in Item 5(a) (other than the Reporting Parties)*	Number of Shares**	Percentage of Outstanding Shares***

JDB	44,762	****
JJB	27,371	****
AG	9,411	****

*           To the best knowledge of the Reporting Parties, each such person has the sole power to vote and dispose of his or her shares of Common Stock, other than 500 shares of Common Stock owned by JDB’s mother.

**         The amounts shown include all options and deferred compensation awards granted under Company plans regardless of whether exercisable within 60 days.  The number of options included in the total number of owned shares are 465 for JDB, 2,529 for JJB and 3,985 for AG.  The number of shares to be granted under the deferred compensation plan included in the total number of owned shares are 24,810 for JDB and 9,167 for JJB.

***       According to the Form 10-Q filed by the Company on October 14, 2008, there were outstanding 57,663,217 shares of Common Stock as of October 10, 2008.

****     Less than 1%.